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Exhibit 1

19 March 2003

194/03—jmd

For immediate release

DRD TO TAKE LEGAL ACTION AGAINST FORMER COMPANY SECRETARY

        Durban Roodepoort Deep, Limited, through its legal advisors, has notified its former company secretary, Maryna Eloff, who resigned last week, that the company intends to institute action for damages against her, consequent upon allegations contained in her resignation letter.

        The full text of a letter from DRD's legal advisors, Bowman Gilfillan, delivered to Ms Eloff today (Wednesday, 19 March) is as follows:

Dear Madam,

OUR CLIENTS: DURBAN ROODEPOORT DEEP, LIMITED and MR M WELLESLEY-WOOD

1.
As you know, we represent Durban Roodepoort Deep, Limited ("DRD") and Mr M Wellesley-Wood.

2.
We have been instructed to record certain matters in response to your letter to our clients dated 13 March 2003. In doing so we will not deal with every allegation in your letter and our failure to do so is not to be construed as an admission of any kind.

3.
Not only are our clients astounded at the contents of your letter, but they are extremely angry. Both the content of the letter and the fact that you simultaneously distributed it to the media and to the JSE are maliciously designed to cause our clients maximum harm. The letter even goes so far as to defame, by innuendo, other senior people involved with DRD.

4.
We have been instructed that the allegations made in the letter about our clients are untrue and have been dishonestly made. We mention the following:

4.1
As you very well know, AIN was engaged by DRD at a time when DRD had received reports from various senior employees that they were under threat from an unknown source. DRD had a grave concern that its security had been severely compromised. You will recall that a security person was assigned to you at your request. There is accordingly no truth in your suggestions that security personnel were foisted on you or your family.

  4.2
  DRD never instructed AIN, or any other person, to investigate you or to obtain information about you through illegal means. DRD is aware, on the other hand, of the obtaining of information about you by illegal means at the instance of the Kebble family. DRD is in possession of an affidavit by a private investigator which states that the private investigator was instructed to obtain your bank statements and in fact did so. The affidavit further confirms that the private investigator was informed that the client for whom these bank statements were being procured was "Mr Kebble".

  4.3
  You also know very well that your so-called concerns about "insider trading at DRD" are unfounded and untrue. Clearly these allegations were made and forwarded to the media and the JSE to cause DRD maximum embarrassment. DRD has met with the JSE and has given all the assurances required by the JSE. We attach the DRD statement on SENS today which is self explanatory.

5.
You have made reference to your "loyalty" to DRD and that you were prepared to continue your work until the Anton Piller order was served on DRD. The order was served on 20 February 2003. Despite this you only delivered your letter on 13 March 2003 and at the same time forwarded it to the media and the JSE. More than coincidentally Mr Brett Kebble appeared on Classic Radio shortly after the delivery of your letter and stated that you had spoken to his investigators. This all indicates a well-orchestrated and coordinated plan to embarrass and harm our clients. The circumstances under which your letter was written and the degree to which you acted independently, if at all, will be thoroughly investigated.

6.
Our clients deny that you were constructively dismissed for the reasons you have alleged or for any other reason. Any proceedings instituted by you will be opposed by DRD and, in view of the dishonesty of your allegations, DRD would seek a special costs order against you.

7.
Your letter is highly defamatory of our clients. Apart from suffering the usual damages arising out of defamation, it may well be that DRD has suffered actual financial loss due to the effect which your letter has had on various negotiations. Our instructions are to institute action against you for damages and this will occur once they have been calculated.

8.
All our clients' rights are reserved.
Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7800 (office) +27 83 604 0820 (mobile)
James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

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DRD TO TAKE LEGAL ACTION AGAINST FORMER COMPANY SECRETARY